Exhibit 99(a)(1)(D)
LIME ENERGY CO.
INSTRUCTIONS TO NOTICE OF WITHDRAWAL
OF OPTIONS PREVIOUSLY TENDERED FOR EXCHANGE
PURSUANT TO THE OFFER TO EXCHANGE DATED JANUARY 28, 2009
If you previously elected to exchange Eligible Options for Replacement Options by submitting an Election Form and you would now like to withdraw your election to exchange one or more of your Eligible Options, you must complete, sign and return the entire Notice of Withdrawal (both pages) via electronic delivery, facsimile, regular mail or overnight courier using the contact information below. If sending via electronic delivery or facsimile, you do not need to mail the original.
Via Electronic Delivery:
Scan the 2-page Notice of Withdrawal and e-mail it to otender@lime-energy.com.
Via Facsimile:
Fax the 2-page Notice of Withdrawal to Maria Medrano, Fax: (847) 437-4969.
Via Regular Mail or Overnight Courier:
Mail the 2-page Notice of Withdrawal to:
Lime Energy Co.
Attn: Maria Medrano
1280 Landmeier Road
Elk Grove Village, IL 60007-2410
We must receive your Notice of Withdrawal before 12:00 midnight, Eastern Time, on February 26, 2009, unless the Offer is extended, in which case the Notice of Withdrawal must be received before the extended expiration of the Offer.
It is your responsibility to ensure that we have received your election. We intend to electronically confirm our receipt of your Notice of Withdrawal within three (3) business days of receipt. If you do not receive confirmation, you may confirm that your documents have been received by sending an e-mail to otender@lime-energy.com.
If you have questions regarding the withdrawal of your election, please call Jeffrey Mistarz at (847) 437-1666 or send an e-mail to otender@lime-energy.com.
Instructions to Notice of Withdrawal — page 1 of 1